07020951

mayne

5 February 2007

Mayne Pharma Limited
ABN 58 097 064 330

GPO Box 2997 Melbourne
Victoria 3001 Australia
Level 3 390 St Kilda Road
Melbourne Victoria 3004
Australia
Telephone +61 3 9868 0700
Facsimile +61 3 9868 0868
www.maynepharma.com

Securities and Exchange Commission
Division of Corporation Finance
100F Street, NE
Washington, DC 20549

Dear Sir/Madam

Re: Lodgement under Rule 12g3-2(b), Securities Exchange Act 1934

SUPPL

We refer to our application for exemption from SEC registration dated 28 October 2005.

Our company was granted such exemption under Rule 12g3-2(b), Securities Exchange Act 1934. Our SEC File Number for this purpose is 82-34935.

We enclose all information required by Rule 12g3-2(b) in accordance with the terms of our exemption, including all relevant documents since the date of our initial submission. A schedule of these documents is attached.

We intend to provide filings on a quarterly basis in compliance with the above requirement. However, if the information is material, we will notify the SEC promptly.

Sincerely

Dimitri Kiriacoulacos
Vice President Legal & Company Secretary
Mayne Pharma Limited
Telephone: 03 9868 0164
Fax: 03 9868 0166
Email: dimitri.kiriacoulacos@au.maynepharma.com

PC6667 11/05

Schedule 1 – Documents filed with the Australian Stock Exchange (21 December 2006 to 5 February 2007)

Date	Title
5/02/2007	Removal from Official List
22/01/2007	Suspension from Official Quotation at close 22/01/07
22/01/2007	Court Order Approving Scheme
19/01/2007	Court approves Scheme
19/01/2007	FTC Clearance Obtained
16/01/2007	Adjournment of hearing by Supreme Court of Victoria
15/01/2007	Update on FTC position
9/01/2007	Oxaliplatin appeal dropped in UK courts

ASX

AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 05/02/2007

TIME: 10:07:36

TO: MAYNE PHARMA LIMITED

FAX NO: 03-9868-0166

FROM: ASX LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Removal from Official List

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

ASX
AUSTRALIAN SECURITIES EXCHANGE

MARKET RELEASE

5 February 2007

Mayne Pharma Limited

REMOVAL FROM OFFICIAL LIST

Mayne Pharma Limited (the "Company") will be removed from the official list of ASX Limited as from the close of trading on Monday, 5 February 2007, at the request of the Company, under listing rule 17.11.

Security Code: MYP

Kate Kidson
Senior Adviser, Issuers

ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 22/01/2007

TIME: 14:15:29

TO: MAYNE PHARMA LIMITED

FAX NO: 03-9868-0166

FROM: ASX LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Suspension from Official Quotation at close 22/01/07

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

ASX
AUSTRALIAN SECURITIES EXCHANGE

MARKET RELEASE

22 January 2007

Mayne Pharma Limited

SUSPENSION FROM OFFICIAL QUOTATION

The securities of Mayne Pharma Limited (the "Company") will be suspended from quotation at the close of business today, at the request of the Company, following lodgement of the court orders with ASIC in relation to the scheme of arrangement whereby all the Company's shares will be acquired by Hospira Inc.

Security Code: MYP

Kate Kidson
Senior Adviser, Issuers (Melbourne)

ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 22/01/2007

TIME: 13:37:45

TO: MAYNE PHARMA LIMITED

FAX NO: 03-9868-0166

FROM: ASX LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Court Order Approving Scheme

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

22 January 2007

Mayne Pharma Limited
ABN 58 097 064 330

GPO Box 2997 Melbourne
Victoria 3001 Australia
Level 3 390 St Kilda Road
Melbourne Victoria 3004
Telephone +61 3 9868 0700
Facsimile +61 3 9868 0668

Company Announcements Office
Australian Stock Exchange
Level 4
20 Bridge Street
Sydney NSW 2000

Dear Sir

Court Order approving Scheme

The Court Order pursuant to section 411(4)(b) of the Corporations Act 2001 (Cth) approving the scheme has been lodged with the Australian Securities and Investments Commission today, attached is a copy.

Faithfully

Dimitri Kiriacoulacos
Company Secretary

IN THE SUPREME COURT OF VICTORIA
AT MELBOURNE
COMMERCIAL AND EQUITY DIVISION
CORPORATIONS LIST

No. 9074 of 2006

IN THE MATTER OF MAYNE PHARMA LIMITED ACN 097 064 330

MAYNE PHARMA LIMITED ACN 097 064 330

Plaintiff

GENERAL FORM OF ORDER

IN THE SUPREME COURT
19 JAN 2007
ASSOCIATE BONGIORNO J.

JUDGE:	The Honourable Justice Bongiorno
DATE MADE:	19 January 2007
ORIGINATING PROCESS:	Originating process dated 6 October 2006
HOW OBTAINED:	On return of the originating process
ATTENDANCE:	Mr J G Santamaria, one of Her Majesty's Counsel (on 16 and 19 January 2007), and Mr I G Waller of Counsel (on 16 January 2007), for the plaintiff and Mr N J O'Bryan, one of the State's Senior Counsel (on 16 January 2007), and Mr M N Connock, one of the State's Senior Counsel (on 16 and 19 January 2007), for Hospira, Inc and Hospira Holdings (SA) Pty Ltd
OTHER MATTERS:	It was noted that a statement dated 15 January 2007 has been given by the Australian Securities and Investments Commission in accordance with section 411(17)(b) of the *Corporations Act 2001* (Cth).

SUPREME COURT OF VICTORIA
JUDGE'S ASSOCIATE

THE COURT ORDERS THAT:

1. The scheme of arrangement in this proceeding, a copy of which is set out in the schedule to this order, be and is hereby approved pursuant to section 411(4)(b) of the *Corporations Act 2001* (Cth).

2. The plaintiff be exempted from compliance with section 411(11) of the *Corporations Act 2001* (Cth) in relation to these orders.

3. The solicitors for the plaintiff draw up this order and that it be signed by a Judge pursuant to rule 60.04 of the Supreme Court (General Civil Procedure) Rules 1996.

SUPREME COURT OF VICTORIA JUDGE'S ASSOCIATE

....

JUDGE

Dated: 19 January 2007

SCHEDULE

SUPREME COURT OF VICTORIA JUDGE'S ASSOCIATE

Scheme of Arrangement made under section 411 of the Corporations Act 2001 (Commonwealth)

Parties

Mayne Pharma Limited ABN 58 097 064 330 ("Mayne Pharma")

The holders of fully paid ordinary shares in the capital of Mayne Pharma

Recitals

A. Mayne Pharma is a public company incorporated in the State of New South Wales which is admitted to the official list of ASX.

B. Guarantor is a corporation incorporated in the United States of America. Bidder is a proprietary company incorporated in the State of South Australia.

C. Mayne Pharma, Bidder and Guarantor have entered into an implementation agreement dated 20 September 2006 (the **"Implementation Agreement"**).

D. Mayne Pharma has agreed in the Implementation Agreement to propose a scheme of arrangement between Mayne Pharma and the holders of fully paid ordinary shares in Mayne Pharma (the **"Scheme"**), the effect of which will be that Bidder acquires all of the Scheme Shares from Scheme Shareholders for the Scheme Consideration.

E. Bidder has agreed in the Implementation Agreement to take certain steps in relation to the Scheme and Guarantor has agreed in the Implementation Agreement to guarantee the obligations of Bidder and to take certain other steps in relation to the implementation of the Scheme.

F. If the Scheme becomes effective, then Bidder will provide the Scheme Consideration to the Scheme Shareholders in accordance with the provisions of the Scheme and Bidder will acquire all Scheme Shares.

G. Guarantor has entered into the Deed Poll for the purpose of covenanting in favour of Scheme Shareholders to perform its obligations under the Implementation Agreement and to procure that Bidder performs its obligations under the Implementation Agreement and this Scheme.

1. Definitions and interpretation

1.1 Definitions

In this document, unless the contrary intention appears or the context requires otherwise:

"ASX" means Australian Stock Exchange Limited ABN 98 008 624 691.

"Bidder" means Hospira Holdings (S.A.) Pty Ltd ACN 121 147 019.

"Business Day" is any day that is both a Business Day within the meaning given in the Listing Rules and a day that banks are open for business in Chicago, Illinois, USA.

"CHESS" means the clearing house electronic sub-register system of share transfers operated by ASX Settlement and Transfer Corporation Pty Limited.

"Corporations Act" means the Corporations Act 2001 (Commonwealth).

"Court" means the Supreme Court of Victoria.

"Deed Poll" means the deed poll executed by the Guarantor on 18 October 2006 in favour of each Scheme Shareholder.

"Effective" means, when used in relation to the Scheme, the coming into effect, pursuant to section 411(10) of the Corporations Act, of the order of the Court made under section 411(4)(b) of the Corporations Act in relation to the Scheme.

"Effective Date" means the date on which the Scheme becomes Effective.

"Guarantor" means Hospira, Inc.

"Implementation Date" means the date which is three Business Days after the Record Date.

"Listing Rules" means the official listing rules of ASX.

"Mayne Pharma Constitution" means the constitution of Mayne Pharma Limited adopted on 21 November 2005.

"Mayne Pharma Shareholder" means a person who is registered in the Mayne Pharma Share Register as a holder of Mayne Pharma Shares.

"Mayne Pharma Shares" means fully paid ordinary shares in the capital of Mayne Pharma.

"Mayne Pharma Share Register" means the register of Mayne Pharma maintained by or on behalf of Mayne Pharma in accordance with section 168(1) of the Corporations Act.

"Mayne Pharma Share Registry" means Link Market Services of Level 4, 333 Collins Street, Melbourne, Victoria 3000, Australia.

"Record Date" means the date which is five Business Days after the Effective Date.

"Scheme" means the scheme of arrangement under Part 5.1 of the Corporations Act between Mayne Pharma and Mayne Pharma Shareholders as set out in this document, subject to any alterations or conditions made or required by the Court pursuant to section 411(6) of the Corporations Act.

"Scheme Consideration" means the amount of A$4.10 cash in respect of each Scheme Share.

"Scheme Share" means a Mayne Pharma Share on issue as at 7.00pm on the Record Date.

"Scheme Shareholder" means each person who holds Scheme Shares.

"Second Court Date" means the first day of hearing of an application made to the Court for an order pursuant to section 411(4)(b) of the Corporations Act approving the Scheme or, if the hearing of such application is adjourned for any reason, means the first day of the adjourned hearing.

1.2 Interpretation

In this document, unless the contrary intention appears or the context requires otherwise:

(a) the singular includes the plural and vice versa;

(b) each gender includes each other gender;

(c) references to persons includes references to individuals, corporations, other bodies corporate or bodies politic;

(d) references to paragraphs or clauses are to a paragraph or clause of this document;

(e) a reference to a statute, regulation or agreement is to such a statute, regulation or agreement as from time to time amended;

(f) a reference to a person includes a reference to a person's executors, administrators, successors, substitutes (including, without limitation, persons taking by novation) and assigns;

(g) if a time period is specified and dates from a given date or the day of an act or event, it is to be calculated exclusive of that day;

(h) a reference to a day is to be interpreted as the period of time commencing at midnight and ending 24 hours later;

(i) a reference to any time is a reference to that time in Melbourne, Australia;

(j) a reference to "A$" is to the lawful currency of the Commonwealth of Australia;

(k) a reference to a document is that document as varied, novated, ratified or replaced from time to time;

(l) the interpretation of a substantive provision is not affected by any heading; and

(m) "includes" in any form is not a word of limitation.

1.3 Business Day

Except where otherwise expressly provided, where the day on which any act, matter or thing is to be done is a day other than a Business Day, such act, matter or thing shall be done on the next Business Day.

2. Conditions

2.1 Conditions precedent to the Scheme

The Scheme is conditional upon satisfaction of each of the following conditions precedent and the provisions of clauses 3, 4, 5 and 6 will not come into effect unless and until each of those conditions has been satisfied:

(a) as at 8.00am on the Second Court Date each of the conditions precedent set out in clause 3.1 of the Implementation Agreement (other than the condition relating to the approval of the Court set out in clause 3.1(g) of the Implementation Agreement) has been satisfied or waived in accordance with the terms of the Implementation Agreement;

(b) as at 8.00am on the Second Court Date the Implementation Agreement has not been terminated; and

(c) the Court has approved this Scheme for the purposes of section 411(4)(b) of the Corporations Act with or without modification.

2.2 Certificates in relation to conditions

On the Second Court Date:

(a) Mayne Pharma must provide to the Court a certificate confirming whether or not as at 8.00am on the Second Court Date the conditions precedents set out in clauses 3.1(b), 3.1(c), 3.1(d), 3.1(e) and 3.1(k) of the Implementation Agreement have been satisfied or waived and to the best of Mayne Pharma's knowledge whether the conditions precedent set out in clauses 3.1(i) and 3.1(j) have been satisfied or waived; and

(b) Guarantor must provide to the Court a certificate confirming whether or not as at 8.00am on the Second Court Date the conditions precedent set out in clauses 3.1(a), 3.1(f) and 3.1(h) of the Implementation Agreement have been satisfied or waived and to the best of Guarantor's knowledge whether the conditions precedent set out in clauses 3.1(i) and 3.1(j) have been satisfied or waived.

3. Scheme

3.1 Effective Date of the Scheme

Subject to clause 3.2, the Scheme will take effect on and from the Effective Date.

3.2 End date

The Scheme will lapse and be of no further force or effect if the Effective Date has not occurred on or before 31 January 2007 or such later date as the Court approves with the consent of Mayne Pharma.

3.3 Implementation of Scheme

On the Implementation Date:

(a) Mayne Pharma must deliver to Bidder a duly completed and executed share transfer form or forms to transfer all of the Scheme Shares to Bidder;

(b) Bidder must execute the share transfer form(s) referred to in clause 3.3(a) and deliver the share transfer forms to Mayne Pharma for registration;

(c) immediately following receipt of transfer form(s) in respect of the Scheme Shares, the Scheme Shares together with all rights and entitlements attaching to the Scheme Shares as at that date will be transferred to Bidder without the need for any further act by any Scheme Shareholder, and Mayne Pharma must enter the name of Bidder in the Mayne Pharma Share Register in respect of the Scheme Shares; and

(d) in consideration for the transfer of the Scheme Shares to Bidder, Bidder must pay the Scheme Consideration in A$ to the Scheme Shareholders for each Scheme Share registered in the name of that Scheme Shareholder by sending or procuring the dispatch to each Scheme Shareholder by pre paid post to his or her address recorded in the Mayne Pharma Share Register at 7.00pm on the Record Date, a pre printed cheque for the Scheme Consideration due to that Scheme Shareholder, as determined in accordance with the Scheme. In the case of joint holders of Scheme Shares, the cheque must be payable to, and be forwarded, to the holder whose name appears first in the Mayne Pharma Share Register at 7.00pm on the Record Date.

4. Dealings in Mayne Pharma Shares

4.1 Dealings in Mayne Pharma Shares by Scheme Shareholders

For the purposes of establishing who are Scheme Shareholders, dealings in Mayne Pharma Shares will be recognised by Mayne Pharma provided that:

(a) in the case of dealings of the type to be effected on CHESS, the transferee is registered in the Mayne Pharma Share Register as the holder of the relevant Mayne Pharma Shares before 7.00pm on the Record Date; or

(b) in all other cases, registrable transfers or transmission applications in respect of those dealings are received at the place where the Mayne Pharma Share Register is kept before 5.00pm on the Record Date (in which case Mayne Pharma must register such transfers before 7.00pm on the Record Date),

and Mayne Pharma will not accept for registration, or recognise for the purpose of establishing who are Scheme Shareholders, any transmission application or transfer in respect of Mayne Pharma Shares received after 5.00pm on the Record Date.

4.2 Mayne Pharma Share Register

Mayne Pharma will, until the Scheme Consideration has been paid, maintain the Mayne Pharma Share Register in accordance with the provisions of this clause 4 and the Mayne Pharma Share Register in this form will solely determine entitlements to the Scheme Consideration.

4.3 Information to be made available to the Bidder

Mayne Pharma must procure that as soon as practicable following the Record Date details of the names, registered addresses and holdings of Mayne Pharma Shares of every Scheme Shareholder shown in the Mayne Pharma Share Register at 7.00pm on the Record Date are made available to Bidder in such form as Bidder may reasonably require.

4.4 Effect of share certificates and holding statements

As from the Record Date (and other than for Bidder following the Implementation Date), all share certificates and holding statements for the Scheme Shares will cease to have effect as documents of title, and each entry on the Mayne Pharma Share Register at that date will cease to have any effect other than as evidence of entitlement to the Scheme Consideration.

5. Suspension and termination of quotation

Mayne Pharma must:

(a) apply to ASX for suspension of the Mayne Pharma Shares from official quotation on ASX with effect from the Business Day following the Effective Date; and

(b) apply to ASX for termination of official quotation of the Mayne Pharma Shares on ASX with effect from the Business Day following the Implementation Date.

6. General Scheme provisions

6.1 Appointment of agent and attorney

Each Scheme Shareholder, without the need for any further act, irrevocably appoints Mayne Pharma as its agent and attorney for the purpose of:

(a) executing any document or doing any other act necessary to give effect to the terms of the Scheme including, without limitation, the execution of the share transfer(s) to be delivered under clause 3.3(a) and the giving of the Scheme Shareholders' consent under clause 6.3; and

(b) enforcing the Deed Poll against Guarantor,

and Mayne Pharma accepts such appointment. Mayne Pharma, as agent of each Scheme Shareholder, may sub-delegate its functions under this clause 6.1 to all or any of its directors and secretaries (jointly and severally).

6.2 Enforcement of Deed Poll

Mayne Pharma undertakes in favour of each Scheme Shareholder that it will enforce the Deed Poll against Guarantor on behalf of and as agent and attorney for the Scheme Shareholders.

6.3 Scheme Shareholders' consent

The Scheme Shareholders consent to Mayne Pharma, Guarantor and Bidder doing all things necessary, incidental or expedient to the implementation and performance of the Scheme and acknowledge that the Scheme binds Mayne Pharma and all of the Mayne Pharma Shareholders from time to time (including those who do not attend the meeting of Mayne Pharma Shareholders to approve the Scheme, do not vote at that meeting or vote against the Scheme).

6.4 Agreement by Scheme Shareholders

The Scheme Shareholders agree to the transfer of their Scheme Shares to Bidder in accordance with the terms of the Scheme.

6.5 Warranty by Scheme Shareholders

The Scheme Shareholders are deemed to have warranted to Bidder that all their Scheme Shares (including any rights attaching to those shares) which are transferred to Bidder under the Scheme will, at the date of the transfer of them to Bidder, be fully paid and free from all mortgages, charges, liens, encumbrances and interests of third parties of any kind, whether legal or otherwise, and restrictions on transfer of any kind, and that they have full power and capacity to sell and to transfer their Scheme Shares together with any rights attaching to such shares. Mayne Pharma undertakes in favour of each Scheme Shareholder that it will provide such warranty to Bidder on behalf of the Scheme Shareholder.

6.6 Title to Scheme Shares

Bidder shall be beneficially entitled to the Scheme Shares transferred to it under the Scheme pending registration by Mayne Pharma or Bidder in the Mayne Pharma Share Register as the holder of the Scheme Shares.

6.7 Amendments to the Scheme

If the Court proposes to approve the Scheme subject to any alterations or conditions, Mayne Pharma may, by its counsel, and with the consent of Bidder and Guarantor, consent to those alterations or conditions on behalf of all persons concerned, including a Scheme Shareholder.

6.8 Notices

Where a notice, transfer, transmission application, direction or other communication referred to in the Scheme is sent by post to Mayne Pharma, it shall not be deemed to be received in the ordinary course of post or on a date other than the date (if any) on which it is actually received at Mayne Pharma's registered office or at the Mayne Pharma Share Registry.

6.9 Inconsistencies

To the extent of inconsistency between the Scheme and the Mayne Pharma Constitution, the Scheme overrides the Mayne Pharma Constitution and binds Mayne Pharma and all Mayne Pharma Shareholders.

6.10 Further assurance

Mayne Pharma will execute all deeds and other documents and do all acts and things as may be necessary or expedient for the implementation and performance of the Scheme and will, on behalf of Scheme Shareholders, procure Guarantor to execute all documents and do all acts and things necessary or desirable for the implementation and performance of the steps attributed to Bidder or Guarantor under the Scheme.

6.11 Costs

Except as otherwise expressly stated in the Scheme, Mayne Pharma will, or will procure that Bidder will pay any costs, and any stamp duty and any related fines or penalties, which are payable on or in respect of this Scheme or on any document referred to in this Scheme, including, without limitation, all costs and brokerage payable in connection with the provision of the Scheme Consideration in accordance with this Scheme.

7. Governing law

This Scheme is governed by the laws of the State of Victoria, Australia.

SUPREME COURT OF VICTORIA JUDGE'S ASSOCIATE

ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 19/01/2007

TIME: 11:17:19

TO: MAYNE PHARMA LIMITED

FAX NO: 03-9868-0166

FROM: ASX LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Court approves Scheme

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279.**

19 January 2007

Mayne Pharma Limited
ABN 58 097 064 330

GPO Box 2997 Melbourne
Victoria 3001 Australia
Level 3 390 St Kilda Road
Melbourne Victoria 3004
Telephone +61 3 9868 0700
Facsimile +61 3 9868 0868

Company Announcements Office
Australian Stock Exchange
Level 4
20 Bridge Street
Sydney NSW 2000

Dear Sir

Court approves Scheme

Mayne Pharma Limited (ASX: MYP) confirms that the Supreme Court of Victoria today made orders approving the scheme of arrangement between Mayne Pharma and its shareholders in relation to the acquisition of Mayne Pharma by a subsidiary of Hospira, Inc.

The implementation of the Scheme, and the closing of the transaction will proceed in accordance with the timetable announced earlier today.

Faithfully

Dimitri Kiriacoulacos
Company Secretary

ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 19/01/2007

TIME: 08:30:34

TO: MAYNE PHARMA LIMITED

FAX NO: 03-9868-0166

FROM: ASX LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

FTC Clearance Obtained

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

news release

Hospira

mayne

For Immediate Release

HOSPIRA ACQUISITION OF MAYNE PHARMA CLEARS U.S. ANTITRUST REVIEW

-- Companies Anticipate Closing the Transaction the First Week of February --

19 January 2007 -- Hospira, Inc. (NYSE:HSP), a leading global hospital products company, and Mayne Pharma Limited (ASX: MYP), a leading Australia-based specialty injectable pharmaceuticals company, today announced that, subject to the divestiture of certain overlapping products, the U.S. Federal Trade Commission (FTC) has cleared the way for Hospira to proceed with its proposed acquisition of Mayne. The product divestitures are not material to the transaction.

"We're pleased to receive FTC clearance and move closer to becoming the world's leader in generic injectable pharmaceuticals," said Christopher B. Begley, chief executive officer, Hospira. "Following the combination of our companies, we will be even better positioned to help reduce the overall costs of healthcare worldwide."

"We welcome the clearance of the final step towards Mayne Pharma shareholders realising excellent value for their investment, as their company moves closer to joining one of the world's leading global pharmaceutical and medication delivery companies," said Peter Willcox, chairman, Mayne Pharma.

Hospira and Mayne expect that, subject to final court approvals and customary closing conditions, the transaction will be completed the first week of February.

Receipt of FTC clearance is one of the conditions to the Scheme of Arrangement approved by shareholders on 20 December 2006. The conditions precedent to the Scheme have now all been satisfied, and the Supreme Court of Victoria will today resume the hearing to consider the approval of the Scheme.

If the Court makes orders approving the Scheme, Mayne Pharma intends to lodge the orders with ASIC on Monday, 22 January 2007 and the timetable to closing of the transaction will be as follows:

Event	Time and Date
Effective Date	Monday, 22 January 2007
Suspension of trading in Mayne Pharma shares on ASX	Close of trading on Monday, 22 January 2007
Record Date - time and date for determining entitlements to Scheme Consideration under the Scheme	7.00pm on Tuesday, 30 January 2007
Implementation Date - transfer of Mayne Pharma shares to a subsidiary of Hospira, Inc.	Friday, 2 February 2007
Despatch of cheques for Scheme Consideration	Friday, 2 February 2007
Termination of official quotation of Mayne Pharma shares on ASX	Monday, 5 February 2007

About Hospira

Hospira, Inc. is a global specialty pharmaceutical and medication delivery company dedicated to Advancing Wellness™ by developing, manufacturing and marketing products that help improve the productivity, safety and efficacy of patient care. With 70 years of service to the hospital industry, Hospira's portfolio includes one of the industry's broadest lines of generic acute-care injectables, which help address the high cost of proprietary pharmaceuticals; integrated solutions for medication management and infusion therapy; and the leading U.S. injectable contract

manufacturing business. Headquartered north of Chicago in Lake Forest, Ill., Hospira has approximately 13,000 employees and 14 manufacturing facilities worldwide. Hospira's news releases and other information can be found at www.hospira.com.

About Mayne Pharma

Mayne Pharma Limited is a specialty pharmaceutical company focused on developing, manufacturing and selling a comprehensive range of products to oncology customers in more than 65 countries around the world. The company seeks to augment its growth by accessing additional marketed or development-stage products either through acquisition or partnership. Mayne Pharma generated sales of more than AUD$800 million in its financial year ended 30 June 2006, and is listed on the Australian Stock Exchange under the symbol 'MYP.' For more information about Mayne Pharma, please visit www.maynepharma.com.

Private Securities Litigation Reform Act of 1995 --
A Caution Concerning Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding the expected completion date of Hospira's acquisition of Mayne Pharma and other statements regarding Hospira's goals and strategy. Hospira cautions that these forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those indicated in the forward-looking statements. Risks and uncertainties relating to Hospira's proposed acquisition of Mayne Pharma that may cause actual results to be materially different from expectations are discussed under the heading "Risk Factors – Risks Relating to Proposed or Pending Acquisitions" in Hospira's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2006 and are incorporated by reference. Economic, competitive, governmental, technological and other factors that may affect Hospira's operations and cause actual results to be materially different from expectation include the risks, uncertainties and factors discussed under the headings "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Hospira's Annual Report on Form 10-K for the year ended Dec. 31, 2005, and subsequent Quarterly Reports on Form 10-Q, filed with the Securities and Exchange Commission, which are incorporated by reference. Hospira undertakes no obligation to release publicly any revisions to forward-looking statements as the result of subsequent events or developments.

-MORE-

Hospira Contacts:

U.S. Media
Stacey Eisen
(224) 212-2276

Financial Community
Lynn McHugh
(224) 212-2363

Australian Media
Tony Rasman
Fleishman-Hillard Australia
+61 418 208 770

Mayne Pharma Contacts:

Media
Sue Cato
Cato Counsel
+61 419 282 319

Matt Horan
Cato Counsel
+61 403 934 958

Financial Community
Andrew Rowe
+44 20 7420 8426
+44 7920 598 353 (mobile)

###

ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 16/01/2007

TIME: 14:50:55

TO: MAYNE PHARMA LIMITED

FAX NO: 03-9868-0166

FROM: ASX LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Adjournment of hearing by Supreme Court of Victoria

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

16 January 2007

Mayne Pharma Limited
ABN 58 097 064 330

GPO Box 2997 Melbourne
Victoria 3001 Australia
Level 3 390 St Kilda Road
Melbourne Victoria 3004
Telephone +61 3 9868 0700
Facsimile +61 3 9868 0868

Company Announcements Office
Australian Stock Exchange
Level 4
20 Bridge Street
Sydney NSW 2000

Dear Sir

Adjournment of hearing by Supreme Court of Victoria

Mayne Pharma Limited confirms that the Supreme Court of Victoria today adjourned until Friday 19 January 2007 at 10:30 am the hearing to consider the approval of the scheme of arrangement between Mayne Pharma and its shareholders in relation to the acquisition of Mayne Pharma by a subsidiary of Hospira, Inc.

The hearing has been adjourned pending finalisation of the consent agreement currently before the United States Federal Trade Commission ("FTC") which will permit the condition to the scheme relating to termination of the waiting period under the United States Hart-Scott-Rodino Act to be satisfied.

As previously announced, the consent agreement is currently with the Commissioners of the FTC for final approval. Mayne Pharma currently expects that it will be approved and finalised during the course of this week.

Mayne Pharma will issue a revised timetable for closing the transaction once the FTC clearance has been received.

Faithfully

Dimitri Kiriacoulacos
Company Secretary

ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 15/01/2007

TIME: 14:23:00

TO: MAYNE PHARMA LIMITED

FAX NO: 03-9868-0166

FROM: ASX LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Update on FTC position

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

mayne

ASX and Media Release

15 January 2007

Update on FTC position

Mayne Pharma Limited (ASX: MYP) today announced that the proposed consent agreement in relation to the acquisition of Mayne Pharma Limited by a subsidiary of Hospira, Inc, is with the Commissioners of the Federal Trade Commission (FTC) for final approval.

Mayne Pharma currently expects that the consent agreement will be approved and finalised during the course of this week.

The consent agreement is required to permit termination of the waiting period under the US Hart-Scott-Rodino Act in relation to the acquisition. Termination of the waiting period is one of the conditions to the scheme of arrangement approved by shareholders on 20 December 2006. Since Monday 15 January is a public holiday in the United States, the consent agreement will not be finalised, and the condition relating to the termination of the waiting period will not have been satisfied, before the start of the court hearing to approve the scheme, scheduled for 10.30 am on Tuesday 16 January Melbourne time.

Accordingly, whilst the hearing will proceed tomorrow morning as scheduled, Mayne Pharma intends at the hearing to ask the Court to adjourn final consideration of the matter until the condition relating to termination of the waiting period has been satisfied. Mayne Pharma expects to be able to satisfy the Court of the satisfaction of that condition on or before Friday 19 January.

As a result of the delay in finalising the consent agreement, closing of the transaction is expected to be delayed but is still expected to occur early in February.

Financial:
Andrew Rowe
Vice President Investor Relations
Mob: +44 7920 598 353

Media:
Sue Cato
Cato Counsel
Mob: + 61 419 282 319

Matt Horan
Cato Counsel
Mob: + 61 403 934 958

About Mayne Pharma

Mayne Pharma Limited is a specialty pharmaceutical company focused on developing, manufacturing and selling a comprehensive range of products to oncology customers in more than 65 countries around the world. The company seeks to augment its growth by accessing additional marketed or development-stage products either through acquisition or partnership. Mayne Pharma generated sales of more than A$800 million in its financial year ended June 30, 2006, and is listed on the Australian Stock Exchange under the symbol 'MYP.' For more information about Mayne Pharma, please visit www.maynepharma.com.

ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 09/01/2007

TIME: 10:14:48

TO: MAYNE PHARMA LIMITED

FAX NO: 03-9868-0166

FROM: ASX LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Oxaliplatin appeal dropped in UK courts

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

mayne

ASX and Media Release

9 January 2007

Oxaliplatin appeal dropped in UK courts

Mayne Pharma Limited (ASX: MYP) today announces Sanofi Aventis has decided not to proceed with its appeal against the UK High Court decision in favour of Mayne Pharma's oxaliplatin products.

Mayne Pharma (ASX: MYP) announced in May 2006 that the UK High Court had ruled in its favour with respect to the case concerning patents relating to its oxaliplatin products. Mayne Pharma launched oxaliplatin in the UK market in October 2006 following regulatory approval in September 2006.

Oxaliplatin, sold by Sanofi Aventis under the brand name Eloxatin®, is a core anti-cancer product used in the treatment of stage III and metastatic colorectal cancer. In financial year July 05 - June 06 oxaliplatin generated sales of approximately US$1.6 billion growing 23% over the prior year (source: IMS health MAT Jun 2006). The European market for oxaliplatin has a value of approximately US$530 million and oxaliplatin generated sales in the United Kingdom of approximately US$35 million in the financial year July 05 – June 06 (source: IMS health MAT Jun 2006).

For further information please contact:

Teresa La Thangue
Media Relations Manager
Ph: + 44 20 7420 8419
Mob: + 44 7920 598 352

Sue Cato
Cato Counsel
Mob: + 61 419 282 319

Matt Horan
Cato Counsel
Mob: + 61 403 934 958

About Mayne Pharma

Mayne Pharma Limited is a specialty pharmaceutical company focused on developing, manufacturing and selling a comprehensive range of products to oncology customers in more than 65 countries around the world. The company seeks to augment its growth by accessing additional marketed or development-stage products either through acquisition or partnership. Mayne Pharma generated sales of more than A$800 million in its financial year ended June 30, 2006, and is listed on the Australian Stock Exchange under the symbol 'MYP.' For more information about Mayne Pharma, please visit www.maynepharma.com.

END